Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
June 1, 2006
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christopher Windsor

Re:	Franklin Bank Corp. Registration Statement on Form S-3, as amended
(Registration No. 333-133780)
Dear Mr. Windsor:
The undersigned, Franklin Bank Corp. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 9:30 a.m. eastern time on Monday, June 5, 2006, or as soon thereafter as practicable.
The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, FRANKLIN BANK CORP.
By:	/s/ Russell McCann
Russell McCann
Chief Financial Officer